Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262

T 704.988.4101
Jeremy.Franklin@nuveen.com

April 18, 2018

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301), TIAA-CREF Life Funds (File Nos. 333-61759 and 811-08961) and TIAA Separate Account VA-1 (File Nos. 033-79124 and 811-08520)

Dear Mr. Manion:

On behalf of the TIAA-CREF Funds, the TIAA-CREF Life Funds and TIAA Separate Account VA-1 (the “Registrants”), we are responding to certain comments received from you telephonically on March 22, 2018 based on your Sarbanes-Oxley review of the following financial reports of the Registrants (collectively, the “Reports”): (i) the 12/31/17 annual reports for TIAA Separate Account VA-1 and the TIAA-CREF Life Funds; (ii) the 10/31/17 annual reports for the TIAA-CREF Funds’ Equity, Equity Index and International Fixed-Income Funds; (iii) the 5/31/17 annual reports for the TIAA-CREF Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds; and (iv) the 3/31/17 annual reports for the TIAA-CREF Fixed-Income Funds.

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the staff’s comments on these Reports.

1.      In the Reports, there are certain series and accounts of the Registrants (collectively, the “Funds”) that have sector concentrations larger than 25%. For example, the TIAA-CREF Large-Cap Growth Index Fund had a 39% concentration in the information technology sector. Please consider including sector risk disclosures in the next prospectus update.

The Registrants respectfully decline to add sector risk disclosures in their prospectuses. While certain Funds do have a policy to concentrate in a particular industry, no Fund has a policy to concentrate in a particular sector. Additionally, a sector is construed more broadly than an industry, and one particular sector may contain several industries, which may not all respond to economic, market, political or social events in the same way. Further, the Funds’ prospectus risk disclosure is intended to highlight the risks of investing in a Fund that could adversely affect the Fund’s net asset value, yield and total return, and does not necessarily align with how investments are categorized for financial reporting purposes. Finally, given that no Fund has a policy to concentrate in a particular sector, any particular concentration in its portfolio could change at any time, which would potentially make the sector risk disclosure incorrect and misleading.

2.      Certain of the Funds, including the TIAA-CREF Social Choice Equity Fund, include “social choice” in their name. However, the staff notes that these Funds do not have an 80% policy associated with “social choice” as required by Rule 35d-1 under the Investment Company Act of 1940, as amended. Please amend your prospectuses to include an 80% test related to this naming convention.

The Registrants respectfully decline to amend their prospectuses to include an 80% test related to “social choice” in Fund names. Rule 35d-1 requires that a Fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax. For that reason, the TIAA-CREF Social Choice Equity Fund, for example, has a policy to invest at least 80% of its assets in equity securities, since the Fund’s name suggests that it focuses its investments in equity securities.

However, the Registrants do not believe that the term “social choice” is a term that falls under any of the three categories outlined in Rule 35d-1. “Social choice” does not suggest investment in certain industries, countries or geographic regions or suggest that a Fund is exempt from any tax. The Registrants also do not believe that it is a term that suggests that a Fund focuses its investments in a particular type of investment or investments. The term “social choice” is used to suggest the Fund’s strategy of using environmental, social and governance (“ESG”) criteria in making its investments. These ESG criteria do not require that the Fund invests in a particular type of investment or investments, but rather act as a screen to limit the universe of investments in which a Fund may invest. For example, for TIAA-CREF Social Choice Equity Fund, the Fund focuses its investments in equity securities by attempting to achieve the return of the U.S. stock market as represented by its benchmark, the Russell 3000 Index, while investing only in companies whose activities are consistent with the Fund’s ESG criteria. The use of “social choice” in the Funds’ names does not suggest a particular type of investment; instead, much like “tax-sensitive” or “income,” the term “social choice” indicates a strategy, which does not implicate Rule 35d-1.

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If you have any questions, please do not hesitate to call me at (704) 988-4101.

Sincerely,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc: Rachael Zufall

Managing Director & Associate General Counsel